FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Micrologix Biotech Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

       EXHIBITS

Exhibit 1

Press Release dated December 9, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: December 9, 2003

                           |NEWS RELEASE|

Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver  BC  Canada  V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX LICENSES HEPATITIS B COMPOUND

TO SPRING BANK TECHNOLOGIES

US$2.6 Million NIH Grant Funding Approved for Development

Vancouver, BC, CANADA and Milford, MA, USA - December 9, 2003 - Micrologix Biotech Inc., a developer of anti-infective drugs (TSX: MBI; OTC: MGIXF), has completed a license agreement with Spring Bank Technologies, Inc. (Spring Bank) of Milford, MA, under which Spring Bank acquired exclusive worldwide rights to MBI-1313, a nucleotide analogue under development as a treatment of Hepatitis B Virus (HBV) chronic infections.  As part of the development agreement, Spring Bank has received a US$2.6 million grant from the National Institutes of Health (NIH) to advance development of the compound.

Under the terms of the agreement, Micrologix will receive up to US$3.5 million in milestone payments during development of the compound, collect royalties upon commercialization, and obtain an equity position in Spring Bank. Spring Bank will take over and fund all development of MBI-1313 and assume responsibility for patent prosecution. Further terms of the agreement were not disclosed.

Last year, Micrologix acquired the rights to a portfolio of over 1,200 analogues for HBV and Hepatitis C Virus (HCV), including MBI-1313 for HBV, as part of the asset acquisition of Origenix, a Quebec-based biotechnology company focused on the development of antiviral drugs.

Jim DeMesa, M.D., President & CEO of Micrologix stated, "This agreement represents another example of our commitment to leverage our broad intellectual property portfolio through selected early stage alliances to help augment future value creation, while allowing us to more effectively develop other assets in our pipeline. This agreement, combined with our other hepatitis programs, validates our acquisition of the Origenix anti-viral portfolio and underscores the value of the assets we acquired. Ultimately, our intent would be to have multiple such out-license arrangements, thereby maximizing our chances for several commercial opportunities."

"We are pleased to complete this license agreement with Micrologix for MBI-1313 for the treatment of chronic Hepatitis B infection", said Kris Iyer, Chief Scientific Officer, Spring Bank Technologies. "Chronic Hepatitis B infection is a major global health problem that will require novel therapeutic approaches.  We are excited to be working in collaboration with the NIH, and are gratified by their continued support for the development of this novel molecule. The $2.6 million NIH grant awarded Spring Bank will fund ongoing preclinical development leading to IND submission, with additional potential future funding for early clinical studies."

About MBI-1313

MBI-1313 is a -nucleotide analog originally discovered by Dr. Iyer and developed in collaboration with the NIH, Georgetown University (Dr. Brent Korba) and Utah State University (Dr. John Morrey).  The molecule has shown high potency against HBV in in vitro assays and has demonstrated efficacy in an established animal model of HBV infection.

Micrologix Biotech Inc.

December 9, 2003

Background on Hepatitis B (HBV)

There are approximately 350 million people worldwide with chronic hepatitis B virus infection, of whom approximately 33% have potentially progressive and life-threatening liver disease associated with their chronic HBV infection. Chronic hepatitis B can lead to cirrhosis, liver failure and liver cancer. Globally, hepatitis B accounts for over one million deaths annually, making it the ninth leading cause of death worldwide

About Spring Bank

Spring Bank, a privately held biotechnology company based in Milford, Massachusetts, is focused on the discovery and development of novel drugs for the treatment of infectious disease. Dr. R. P. Iyer, Vice President and Chief Scientific Officer has published 90 papers in nucleic acids chemistry and small molecule chemistry and is an inventor in 30 issued and filed patents. He has been involved in the discovery and development of a number of compounds against infectious diseases and other therapeutic areas.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

                  "Jim DeMesa"

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Shayne Payne/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com	Doug Jensen Spring Bank Technologies Telephone: 334-382-4347 Email: djensen@springbank.us

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix receiving up to US$3.5 million in milestone payments during development of the compound, collecting royalties upon commercialization. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.